SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

GLOBAL BPO SERVICES CORP.

(Name of Subject Company (Issuer))

GLOBAL BPO SERVICES CORP.

(Names of Filing Persons (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517- 3252

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Mark G. Borden

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached hereto as Exhibit 99.1 is the Definitive Proxy Statement on Schedule 14A of Global BPO Services Corp. (“GBPO”), filed on July 3, 2008 with the Securities and Exchange Commission (the “SEC”), which further amends the GBPO Preliminary Proxy Statement initially filed on February 12, 2008 and amended on April 2, May 1, June 13 and June 26, 2008, relating to the annual meeting of stockholders to be held in connection with the approval of the proposed merger of River Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of GBPO, and Stream Holdings Corporation, a Delaware corporation, and related matters. The Definitive Proxy Statement includes a discussion of an issuer tender offer for up to 20,625,001 shares of GBPO common stock that is currently contemplated to commence after completion of the proposed merger. Exhibit 99.1 is incorporated herein by reference.

Cautionary Note Regarding Forward-looking Statements

Information in these materials that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. GBPO generally uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “outlook,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “to be,” “upcoming,” “will” and other similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk, reflect management’s current expectations, estimates and projections about GBPO’s business, and are inherently uncertain and difficult to predict. GBPO’s actual results could differ materially.

The forward-looking statements contained in these materials speak only as of the date on which they were made, and GBPO disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of the Definitive Proxy Statement. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond GBPO’s control and may cause actual results to differ materially from current expectations.

Important Information

THE TENDER OFFER DESCRIBED IN GBPO’S DEFINITIVE PROXY STATEMENT HAS NOT YET COMMENCED. THE DESCRIPTION CONTAINED THEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GBPO COMMON STOCK. THE SOLICITATION AND THE OFFER TO BUY SHARES OF GBPO COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT GBPO INTENDS TO FILE WITH THE SEC. ONCE FILED, GBPO STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, GBPO STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Exhibit Index

Exhibit	Description

99.1	Definitive Proxy Statement of Global BPO Services Corp., filed on Schedule 14A on July 3, 2008